SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2023

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

ANNUAL AND EXTRAORDINARY GENERAL MEETING

OF APRIL 26, 2023

Summary Statement Sent by the Stock Transfer Agent

São Paulo, April 21, 2023 – Braskem S.A. (“Braskem”) (B3: BRKM3, BRKM5 e BRKM6; NYSE: BAK; LATIBEX: XBRK), in compliance with CVM Resolution 81/22, as amended, hereby disclose to its shareholders and the market the summary statements received from Itaú Corretora de Valores S.A. (“Stock Transfer Agent"), referring to the Annual and Extraordinary General Meeting of the Company called to be held on April 26, 2023, as EXHIBIT I.

For more information, contact Braskem’s Investor Relations Department by calling +55 (11) 3576-9531 or sending an e-mail to braskem-ri@braskem.com.br.

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EXHIBIT I

ANNUAL AND EXTRAORDINARY GENERAL MEETING

OF APRIL 26, 2023

Summary Statement Sent by the Stock Transfer Agent

Code of the Resolution	Description of the Resolution	Vote	Total Number of Shares	Number of Shares (Common Shares)	Number of Shares (Preferred Shares Class “A”)	Number of Shares (Preferred Shares Class “B”)
Annual General Meeting
1	Examine, discuss, and vote on Company’s Financial Statement containing the Notes to Financial Statements, along with the Report and Opinion of the Independent Auditors, the Opinion of the Fiscal Council and the report of the Compliance and Statutory Audit Committee, for the fiscal year ended December 31, 2022.	ABSTAIN	-	-	-	-
		APPROVE	-	-	-	-
		REJECT	-	-	-	-
2	Examine, discuss, and vote the Management Proposal and respective Management Account for the fiscal year ended December 31, 2022.	ABSTAIN	-	-	-	-
		APPROVE	-	-	-	-
		REJECT	-	-	-	-

2

3	Nomination of all the names that compose the slate. - CHAPA ÚNICA INDICADA PELAS ACIONISTAS NOVONOR S.A. – EM RECUPERAÇÃO JUDICIAL E NSP INVESTIMENTOS S.A. – EM RECUPERAÇÃO JUDICIAL E PELA ACIONISTA PETRÓLEO BRASILEIRO S.A. – PETROBRAS.	ABSTAIN	-	-	-	-
		APPROVE	-	-	-	-
		REJECT	-	-	-	-
4	If one of the candidates of the slate leaves it, to accommodate the separate election referred to in articles 161, paragraph 4, and 240 of Law 6404, of 1976, can the votes corresponding to your shares continue to be conferred to the same slate?	ABSTAIN	-	-	-	-
		APPROVE	-	-	-	-
		REJECT	-	-	-	-
5	Do you want to request the adoption of the separate election by minority Shareholders of common shares of a member to the Fiscal Council, under the terms of the article 161, paragraph 4, “a”, of the Brazilian Corporation Law?	ABSTAIN	-	-	-	-
		APPROVE	-	-	-	-
		REJECT	-	-	-	-
6	Nomination of candidates to the fiscal council by shareholders with non-voting preferred shares or restricted voting rights. WILFREDO JOÃO VICENTE GOMES (Effective) / IÊDA APARECIDA DE MOURA CAGNI (Alternate)	ABSTAIN	-	-	-	-
		APPROVE	32,188,036	-	32,188,036	-
		REJECT	-	-	-	-

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7	Resolve the annual and global Management and Fiscal Council compensation for the fiscal year to be ended on December 31, 2023.	ABSTAIN	-	-	-	-
		APPROVE	-	-	-	-
		REJECT	-	-	-	-
Extraordinary General Meeting
1	Ratification, pursuant to article 23 of the Companys Bylaws, of the appointment by the Board of Directors of one (1) effective member of the Companys Board of Directors, for the remainder of the term of office in progress, until the Companys Annual General Meeting which will resolve on the financial statements for the fiscal year to end on December 31, 2023.	ABSTAIN	-	-	-	-
		APPROVE	-	-	-	-
		REJECT	-	-	-	-
2	Re-ratification of the amount declared as additional dividends at the Companys Annual and Extraordinary Shareholders Meeting held on April 19, 2022, with the consequent adjustment in the amount of retained earnings by the Company, for the year 2021, based on the Company’s capital budget for the year 2022.	ABSTAIN	-	-	-	-
		APPROVE	-	-	-	-
		REJECT	-	-	-	-

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SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 21, 2023

BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This report on Form 6-K may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are statements that are not historical facts, and are based on our management’s current view and estimates of future economic and other circumstances, industry conditions, company performance and financial results, including any potential or projected impact of the geological event in Alagoas and related legal proceedings and of COVID-19 on our business, financial condition and operating results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the potential outcome of legal and administrative proceedings, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting our financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of our management and are subject to a number of risks and uncertainties, many of which are outside of the our control. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors, including the projected impact of the geological event in Alagoas and related legal proceedings and the unprecedented impact of COVID-19 pandemic on our business, employees, service providers, stockholders, investors and other stakeholders, could cause actual results to differ materially from current expectations. Please refer to our annual report on Form 20-F for the year ended December 31, 2019 filed with the SEC, as well as any subsequent filings made by us pursuant to the Exchange Act, each of which is available on the SEC’s website (www.sec.gov), for a full discussion of the risks and other factors that may impact any forward-looking statements in this presentation.